Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM	SEQUENTIAL PAGE NUMBER
1. Relevant Notice, Pricing - April 12, 2005	3

ULTRAPAR PARTICIPAÇÕES S.A. Ultrapar announces pricing of Public Equity Offering

São Paulo, Brazil – April 12, 2005 – ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) – (BOVESPA:UGPA4-NYSE:UGP), a company engaged in distribution of LPG, production of chemicals and logistics services for chemical products and fuels announces that it has priced its previously announced secondary and primary public of preferred shares, including preferred shares in the form of ADS (“Global Offering”), each ADS representing 1,000 shares, at US$ 15.44 per ADS.

The Global Offering comprises a secondary offer of approximately 7.9 billion preferred shares, including preferred shares in the form of ADSs. The number of preferred shares offered in the Global Offering may, in case of the exercise of the over allotment option by the lead underwriter of the Offering, be increased by up to 15% during the next 30 days, through the issuance of new preferred shares by Ultrapar.

Banco UBS S.A. and Banco Pactual S.A. are lead-coordinator and coordinator, respectively, of the offering in Brazil and UBS Securities LLC and Pactual Capital Corporation will be the joint global bookrunners of the offering outside Brazil.

Fábio Schvartsman

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: April 12, 2005

	By:	/s/ Fabio Schvartsman
	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer